Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

May 29, 2006

Director brings industry expertise to Catalyst board

Vancouver, B.C. – Catalyst Paper has appointed Michel Desbiens to its board of directors effective May 24, 2006. Mr. Desbiens brings more than 40 years of senior business experience in the pulp, paper and printing industries.

“Michel brings extensive experience in the pulp and paper sector along with a customer’s view from his time in the commercial printing business and this will be of great strategic value to the board,” said Russell J. Horner, president and chief executive officer.

Mr. Desbiens began his career with Abitibi-Price Inc., rising through progressively senior management positions before moving to Domtar Inc., where he held several senior executive portfolios. He went on to become president and chief executive officer of Donohue Inc. before moving to Abitibi-Consolidated Inc. as chairman of the board and special advisor. Following a two-year assignment as a forestry consultant, Mr. Desbiens moved to Quebecor World Inc. in 2002, where he became president and chief executive officer before returning to forestry consulting in March 2003.

Mr. Desbiens is a director of Cascades Inc. and Rogers Sugar. He holds a degree in mechanical engineering from Laval University and is based in Beaconsfield, Quebec.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the ticker symbol CTL. The company is headquartered in Vancouver, B.C.

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